SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                              APPLE COMPUTER, INC.
                                 Name of Issuer

                                  COMMON STOCK
                          Title of Class of Securities

                                  037833 10 z0
                                  CUSIP Number

1.   Name and I.R.S. Identification or S.S. No. of Reporting Person:

     Restated Arlin Trust under trust dated December 12, 1990,
     Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees

2.   Member of a Group:  (a)  N/A
                    (b)  N/A

3.   SEC Use Only:

4.   Citizenship:  U.S.

    Number of    5.  Sole Voting Power:         0
       Shares
 Beneficially    6.  Shared Voting Power:    5,890,33
        Owned                                   0
      by Each    7.  Sole Dispositive           0
    Reporting    Power:
       Person    8.  Shared Dispositive      5,890,33
      with...    Power:                         0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,890,330

10.  Aggregate Amount in Row 9. Excludes Certain Shares:

     Not Applicable.

11.  Percent of Class Represented by Amount in Row 9.: 5.05%

12.  Type of Reporting Person:     OO  Trust

Item 1(a).     Name of Issuer:

          Apple Computer, Inc.

Item 1(b).     Address of Issuer's Executive Offices:

          20525 Mariani Avenue
          Cupertino, California  95014

Item 2(a).     Name of Person Filing:

          Restated Arlin Trust under trust dated December 12, 1990, Armas Clifford Markkula, Jr. and Linda Kathryn Markkula, Trustees

Item 2(b).     Address of Principal Business or Residence:

          c/o A.C.M. Investments
          P.O. Box 620170
          Woodside, California  94062

Item 2(c).     Citizenship:

          U.S.

Item 2(d).     Title of Class of Securities:

          Common Stock

Item 2(e).     CUSIP Number:

          037833 10 0

Item 3.   Not Applicable.

Item 4.   Ownership:

          a.  Amount Beneficially Owned:     5,890,330
          b.  Percent of Class:    5.05%
          c.  Number of Shares as to which such person has:
               i.  Sole power to vote or direct the vote:   0
               ii.  Shared power to vote or to direct the vote:  5,890,330
               iii.  Sole power to dispose or to direct disposition:  0
               iv.  Shared power to dispose or to direct disposition: 5,890,330

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More than Five Percent on behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 RESTATED ARLIN TRUST,
                                 under trust dated
                                 December 12, 1990


                                 By: Armas Clifford Markkula, Jr.
                                 Armas Clifford Markkula, Jr.
                                 Trustee

                                 By: Linda Kathryn Markkula
                                 Linda Kathryn Markkula
                                 Trustee
Date:     February 10, 1994
As of December 31, 1993